Exhibit 99.9

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-160500 on Form S-8 and to the use of our reports dated March 1, 2012 relating to the consolidated financial statements of New Gold Inc. and subsidiaries and the effectiveness of New Gold Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of New Gold Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 26, 2012